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SECURI 06003617 N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 26892

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multi-Financial Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Broadway
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anita Woods (404) 841-6890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Ste 2800	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anita Woods, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multi-Financial Securities Corp., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET L. WALKER NOTARY PUBLIC EXPIRES GEORGIA JAN. 23, 2007 COBB COUNTY

Signature

Financial Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Multi-Financial Securities Corporation
Financial Statement
For the year ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Stockholder and Board of Directors
Multi-Financial Securities Corporation

We have audited the accompanying statement of financial condition of Multi-Financial Securities Corporation (the Company, a wholly owned subsidiary of Multi-Financial Group, LLC, which is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Multi-Financial Securities Corporation at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Atlanta, Georgia
February 14, 2006

Multi-Financial Securities Corporation
Statement of Financial Condition
December 31, 2005
(Dollars in Thousands, Except Share Data)

Assets		
Cash and cash equivalents	$	21,256
Restricted cash		60
Securities owned, at fair market value		152
Commissions and concessions receivable		7,012
Accounts receivable, net of allowance of $533		1,858
Notes receivable		1,949
Due from affiliates		452
Deferred income tax asset		4,191
Deferred compensation plans investment		5,609
Other assets		133
Total assets	$	42,672
Liabilities and stockholder's equity		
Liabilities:		
Securities sold not yet purchased, at fair market value	$	47
Commissions and concessions payable		6,688
Accounts payable and other accrued expenses		6,588
Due to affiliates, including $834 under tax allocation agreement		6,072
Deferred compensation plans accrued expenses		5,731
Other liabilities		559
Total liabilities		25,685
Stockholder's equity:		
Common stock ($1.00 par value; 50,000 shares authorized; 23,000 shares issued and outstanding)		23
Additional paid-in capital		10,480
Retained earnings		6,484
Total stockholder's equity		16,987
Total liabilities and stockholder's equity	$	42,672

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Ownership

Multi-Financial Securities Corporation (the Company) is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is engaged primarily in the business of selling mutual funds, direct participation programs, limited partnerships, unit investment trusts, variable and life products, stocks, bonds, and options. The Company is a wholly owned subsidiary of Multi-Financial Group, LLC (Parent) and ultimately of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly owned subsidiary of ING Groep N.V. (ING), a global financial services holding company based in The Netherlands.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. Therefore, the Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Restricted Cash

Cash of $50 at December 31, 2005 has been deposited in an escrow account at Pershing, LLC as part of a related clearing agreement.

Cash of $10 at December 31, 2005 has been deposited in an escrow account at the National Securities Clearing Corporation.

Securities Owned

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at market value with the gains and losses, determined using the specific identification method, recognized currently in the consolidated statement of operations.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Notes Receivable

The Company has loaned money to certain of its representative agents under promissory note agreements, which bear interest at various rates. Each note contains a provision for forgiveness of principal and accrued interest if the representative agent meets specified commission production levels. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. The Company is amortizing the principal balance of the notes into operations ratably over the contractual term of the notes.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2005, the Company had no liabilities subordinated to the claims of general creditors.

(Dollars in Thousands)

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. The Company did not have any deferred tax liabilities at December 31, 2005. Significant components of the Company's deferred tax assets at December 31, 2005 are as follows:

Deferred tax assets:		
Deferred compensation	$	1,909
Legal fees		1,035
Pension		792
Allowance for doubtful accounts		214
Other		241
Total deferred tax assets	$	4,191

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

The Internal Revenue Service is currently examining ING AIH's tax returns for the years 2002 and 2003. Management is not aware of any adjustments as a result of this examination that would have a material impact on the financial statements of the company.

4. Related Party Transactions

During 2005, the Company engaged ING Brokers Network, LLC (ING BN) (an affiliated company) and ING AIH to provide administrative services.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly owned subsidiary of its Parent.

5. Employee and Registered Representative Benefits

Deferred Compensation Plan

The Company maintains a deferred compensation plan for registered representatives. Under the plan, if certain eligibility requirements are met, a participant may defer a portion of their income, including commission and fee earnings, as applicable. Such amounts are charged to salaries and employee benefits by the Company. Participants may elect to have all or a portion of their deferred compensation account indexed to rates of return on a variety of investment options, including a fixed rate option. The Company accrues interest to these participants based upon the actual rate of return of the underlying investment index choice. Such amounts are included in the Company's 2005 results of operations. The plan is unfunded; therefore, benefits are paid from the general assets of the Company. However, the Company has made investments that mirror amounts and elections of the participants, of which $5,609 is included as an asset on the statement of financial condition. The total of net participant deferrals which is reflected as a liability on the statement of financial condition was $5,731 at December 31, 2005.

6. Contingencies

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

As with many financial services companies, the Company and certain of its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company believes full cooperation has been and is being provided.

The Company has received notice from the staff of the National Association of Securities Dealers (NASD) that the staff has made a preliminary determination to recommend that disciplinary action be brought against it for violations of the NASD Conduct Rules in connection with directed brokerage. Other regulators may take some form of action with respect to the Company or its affiliates before concluding activity relating to this matter. The Company believes an adequate accrual has been made in the financial statements for any liability that may result from this action.

The potential outcome of this and other such actions is difficult to predict. Depending upon the actual outcome, which could include but is not limited to a settlement involving penalties, the Company or certain of its affiliates could experience adverse effects. ING management believes, however, that the actual outcome of such action will not have a material adverse effect on the Company or ING's U.S. business.

The New York Attorney General's office and other regulators are also conducting other broad investigations involving the financial services industry. These initiatives currently focus on, among other things, compensation and other sales incentives, conflicts of interest, anti-competitive activity, marketing practices, and disclosure. It is likely that the scope of these investigations will further broaden before the investigations are concluded. Like other financial services companies, U.S. affiliates of ING have received formal and informal requests in this regard, and are cooperating fully with each request for information.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 5% of aggregate debits. At December 31, 2005, the Company had net capital of $6,347 which was $6,097 in excess of required net capital.